SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Swordfish Financial, Inc.
(Name of Issuer)

Common Stock, par value $.16 per share
(Title of Class of Securities)

87110 51 02
(CUSIP Number)

Randy J. Moseley and Laura S. Moseley
119 Woodstream Ct
Cresson, Texas 76035
(817) 296-3877
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,   see   the Notes).

SCHEDULE 13D

CUSIP No.  87110 51 02

1.	Names of Reporting Persons.
Randy J. Moseley and Laura S. Moseley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) IN

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) – not applicable

6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
3,297,000

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
3,297,000

	10	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Randy J. Moseley – 2,697,000 Laura S. Moseley – 600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A

13.	Percent of Class Represented by Amount in Row (11)
13.71%

14.	Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is common stock, par value $.16 per share, of Nature Vision, Inc. (the “Company”). The name and address of the principal executive offices of the issuer of such securities are Nature Vision, Inc., 1480 Northern Pacific Road, Brainerd, Minnesota 56401.

Item 2.	Identity and Background.

(a)  This statement is being filed by Randy J. Moseley and his spouse, Laura S. Moseley

(b)  Mr. and Mrs. Moseley’s address is 119 Woodstream Ct., Cresson, Texas  76035.

(c)  Mr. Moseley’s principal occupation is Chief Financial Officer of the Company, 142 Wembley Way, Rockwall, TX 75032.

(d)  During the last five years, neither Mr. Moseley nor Mrs. Mosley have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Moseley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Moseley is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On March __, 2010, the Company issued Mr. Moseley 268,000 shares of its restricted common stock as bonus compensation.

On July 19, 2010, the Company issued Mr. Moseley 279,000 shares of its restricted common stock as bonus compensation.

On October __, 2010, the Company issued Mr. Moseley 1,500,000 shares of its restricted common stock as bonus compensation.

Item 4.	Purpose of Transaction.

As noted in Item 3 above, Mr. Moseley acquired the shares as bonus compensation.

Mr. Moseley and Mrs. Moseley presently does not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but they reserve the right to formulate such plans or proposals, and to take action with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)     Mr. Moseley is the owner of 2,697,000 shares of common shares of the Company and Mrs. Moseley owns 600,000 shares of common stock of the Company that represents a total of approximately 13.71% of the outstanding common stock of the Company.

(b)     Mr. and Mrs. Moseley hold the shares (Mr. Moseley 2,697,000 shares) and (Mrs. Moseley 600,000 shares) in their individual names.  Mrs. Moseley's address is 119 Woodstream Ct., Cresson, Texas 76035; her principal occupation is housewife; Mrs. Moseley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; Mrs. Moseley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years; and Mrs. Moseley is a citizen of the United States. The common shares owned by Mr. and Mrs. Moseley represent approximately 13.71% of the outstanding shares of common stock of the Company.

Mr. Moseley has the sole power to vote and the sole power to dispose of 2,697,000 common shares of the Company representing approximately 11.22% of the outstanding shares of common stock of the Company.

(c)     The only transaction in the Company’s common shares that was effected by Mr. Moseley and Mrs. Moseley during the past 60 days is that described in this Schedule 13D.

(d)     Mr. Moseley’s spouse has the right to receive, and the power to direct the receipt of dividends from, or the proceeds of the sale of 600,000 shares held by Mrs. Moseley.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2010	/s/ Randy J. Moseley
Randy J. Moseley